Filed by Royal Dutch Petroleum Company

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.

Subject Company: Royal Dutch Petroleum Company

Commission File Number: 333-125037

Date: June 6, 2005

June 7, 2005

Dear Shell Savings Plans Participant:

Important Notice Concerning Your Rights Under the Shell Savings Plans
Blackout Notice

As previously communicated in the letter dated May 19, 2005, the proposed unification (the “Transaction”) of Royal Dutch Petroleum Company (“Royal Dutch”) and The “Shell” Transport and Trading Company, p.l.c. (“Shell Transport”) under a single parent company, Royal Dutch Shell plc, has been announced. As part of the Transaction, Royal Dutch Shell plc is making an offer to acquire all of the issued and outstanding shares of Royal Dutch stock.

The Transaction will affect the Shell Provident Fund and the Shell Pay Deferral Investment Fund (the “Shell Savings Plans”) because both include the Royal Dutch Stock Fund as one of the investment options available to participants. Fidelity Management Trust Company, the investment manager of the Royal Dutch Stock Fund, will make all decisions relating to the exchange (or “tender”) of existing Royal Dutch Stock Fund holdings. Subject to the approval of the Transaction and the receipt of the new Royal Dutch Shell shares, your balance (if any) in the existing Royal Dutch Stock Fund will automatically be exchanged for an equivalent number of units in the new Royal Dutch Shell Stock Fund. (You do not need to take any action for this to occur.) In addition, your cost basis in the Royal Dutch Stock Fund will be transferred to the new Royal Dutch Shell Stock Fund. Therefore, your ability to take advantage of the special tax rule for “net unrealized appreciation” will remain the same when taking distributions from the Royal Dutch Shell Stock Fund in the form of shares (Royal Dutch Shell class “A” ADRs).

Only the Royal Dutch Stock Fund within the Shell Savings Plans will be affected. Your other investment options in the Shell Savings Plans will not be affected by the Transaction.

IMPORTANT INFORMATION
In order to deal with the mechanics of the exchange of shares of Royal Dutch stock for shares of Royal Dutch Shell plc stock, and to ensure that all information is transferred accurately from the Royal Dutch Stock Fund to the Royal Dutch Shell Stock Fund, there will be a period of time when you will be unable to process transactions in the Royal Dutch Stock Fund. This time period, during which you are unable to exercise your rights otherwise available under the plan, is called a “Blackout Period” and is expected to begin during the week of July 10, 2005 and is expected to end during the week of July 17, 2005. During these weeks, you can determine whether the blackout period has started or ended by calling the Shell Benefits Service Center, 1-800-30 SHELL (1-800-307-4355) and speaking with a Service Representative.

The specific Blackout Period dates will be posted on Fidelity NetBenefits® at http://netbenefits.fidelity.com as soon as they are available. The dates will be located in the News section on the right-hand side of the Home Page. The Blackout Period will only affect the Royal Dutch Stock Fund within the Shell Savings Plans. Your other investment options in the Shell Savings Plans will not be affected by the Blackout Period.

Whether or not you are planning retirement in the near future, we encourage you to carefully consider how the Blackout Period may affect your retirement planning, as well as your overall financial planning.

During the Blackout Period, you will be unable to direct or diversify assets held in your Royal Dutch Stock Fund account. For this reason, it is very important that you review and consider the appropriateness of your current investments in light of your inability to direct or diversify those investments in the Royal Dutch Stock Fund during the Blackout Period. For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all your assets, income and investments. You should be aware that there is a risk to holding substantial portions of your assets in the securities of any one company, as individual securities tend to have wider price swings, up and down, in short periods of time, than investments in diversified funds. Individual stock funds, like the Royal Dutch Stock Fund, are more likely to have wide price swings over a short time frame than mutual funds. Therefore, you might have a large loss during the Blackout Period and you would not be able to direct the sale of the Royal Dutch Stock Fund from your account during the Blackout Period. You have the flexibility to help minimize market risk by exchanging a portion or all of your account balance in the Royal Dutch Stock Fund to a more conservative investment option, such as the Thrift Fund, prior to the beginning of the Blackout Period. However, you should be aware that if you exchange a portion or all of your account balance to another fund, you will lose any accumulated “net unrealized appreciation” benefit you may have on the amount you exchanged out of the Royal Dutch Stock Fund. The accumulated “net unrealized appreciation” benefit could be used on future “in-kind” distributions in the form of shares of stock from the Royal Dutch Shell Stock Fund.

What Royal Dutch Stock Fund activities will be affected during the Blackout Period?
·
Exchanges—You will be unable to exchange any portion of your balance in the Royal Dutch Stock Fund to another investment option once the Blackout Period begins. You also will not be able to exchange any balance into the Royal Dutch Stock Fund from another investment option once the Blackout Period begins.

·
Loans—Your loan availability may be reduced during the Blackout Period if you have a balance in the Royal Dutch Stock Fund. While loans will still be available in the Shell Savings Plans, you will be unable to take a loan against any balance in the Royal Dutch Stock Fund until the Blackout Period ends.

·
Full and Partial Account Distributions—Your ability to take a full or partial account distribution during the Blackout Period will be reduced by the amount of your account invested in the Royal Dutch Stock Fund. All other investment options, except the Royal Dutch Stock Fund, will be available for distributions during the Blackout Period. If you are attempting to take a full account distribution during the Blackout Period and a portion of your account is invested in the Royal Dutch Stock Fund, you will need to contact the Shell Benefits Service Center again after the Blackout Period has ended to take the distribution from the new Royal Dutch Shell Stock Fund.

·	Distributions in the form of Royal Dutch Stock—Your ability to take an “in-kind” share distribution in the form of Royal Dutch stock will be frozen during the Blackout Period.
·
Hardship Withdrawals—If you apply for a hardship withdrawal prior to the Blackout Period, but your paperwork has not been received until after the Blackout Period begins, the amount of your available withdrawal may be reduced by any amount that could have been processed from your balance in the Royal Dutch Stock Fund at the time you applied for the hardship withdrawal.

What will happen to contributions and loan repayments during the Blackout Period?
·	Employee contributions, Company contributions, and loan repayments will continue to be directed to the Royal Dutch Stock Fund during the Blackout Period. They will be invested in the cash portion of the Royal Dutch Stock Fund, which may have an impact on the performance of the Royal Dutch Stock Fund during the Blackout Period.

When can activities resume?
·
Subject to the approval of the Transaction, it is anticipated that the Royal Dutch Shell Stock Fund will open for normal activity during the week of July 17, 2005. Any extension of the period needed to approve the Transaction may extend the Blackout Period. You will receive additional information should an extension be necessary.

The investment objective of the new Royal Dutch Shell Stock Fund will remain essentially the same—to invest primarily in the stock of Shell Oil Company’s parent company, Royal Dutch Shell plc. A portion of the fund is invested in short-term investments to provide liquidity for participant activity in the fund. The fund may not have sufficient short-term investments due to unexpected outflows. If that happens, requests to sell units in the fund may not be processed before the market closes on a regular business day. In that case, requested sales of units will be suspended and, as liquidity is restored, suspended transactions will be processed, generally on a first-in first-out basis, at the closing price for the processing date.

If you have questions, please call the Shell Benefits Service Center at 1-800-30 SHELL (1-800-307-4355). Service Representatives are available business days (excluding New York Stock Exchange holidays) between 7:30 A.M. and 11:00 P.M. Central time. You can also write to the Shell Benefits Service Center, PO Box 770003, Cincinnati, OH 45277-0065.

Shell Benefits Service Center

  Royal Dutch Shell plc has filed a registration statement of Form F-4 (including the prospectus) and other documents relating to the exchange offer and will file or funish to the US Securities and Exchange Commission (the "SEC") other documents relating to the exchange offer. Royal Dutch Petroleum Company has filed a related solicitation/recommendation statement on Schedule 14D-9 regarding the offer.  Each of these documents contains important information relating to the exchange offer and should be carefully reviewed by investors.  A free copy of these documents (once filed with the SEC) and other documents made public or filed with, or furnished to, the SEC by Royal

Dutch Shell plc, Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c. can be obtained at the SEC's Web site at www.sec.gov or the Royal Dutch Shell plc Web site at www.shell.com/unification. These documents may also be obtained free of charge by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN The Hague, The Netherlands.

This letter does constitute an offer, or the solicitation of an offer, pursuant to the Royal Dutch Shell exchange offer referred to above. The exchange offer is not being made in Belgium, France, Italy, Japan and New Zealand.

Before investing in any mutual fund, please carefully consider the investment objectives, risks, charges and expenses. For this and other information, call or write Fidelity for a free prospectus. Read it carefully before you invest.

Unless otherwise noted, transaction requests confirmed after the close of the market, normally 3 p.m Central time, or on weekends or holidays, will receive the next available closing prices. Requests received by Fidelity to sell units of a unitized stock fund before the close of the market will be processed at that day’s closing price only if there is sufficient liquidity in the fund. If not, requests to sell units of the stock fund will be suspended. As liquidity is restored, suspended transactions will be processed, generally on a first-in, first-out basis, at the closing price for the processing date. Please contact Fidelity to learn if your request to sell units of your plan’s unitized stock fund has been suspended.

The reallocation of assets depends on the timely liquidation of those assets. A delay in liquidation may result in a change to the above noted dates.

The Thrift Fund is not a mutual fund. There is no guarantee that this product will maintain a stable value and the value of a share may vary.

Please be sure you understand the tax consequences of any withdrawal from the plan.

Be sure you understand the plan guidelines and impact of taking a loan before initiating a loan from your plan account.

The investment options available through the plan reserve the right to modify or withdraw the exchange privilege.

Fidelity Investments Institutional Services Company, Inc., 82 Devonshire St., Boston, MA 02109